Mail Stop 3561

June 3, 2009

John J. Sherman, Chief Executive Officer
Inergy, L.P.
Inergy Holdings, L.P.
Two Brush Creek Boulevard, Suite 200
Kansas City, Missouri 64112

> **Re:** **Inergy, L.P., and co-registrants**
> **Correspondence Submitted May 8, 2009 Regarding**
> **Registration Statement on Form S-3**
> **Filed March 17, 2009**
> **File No. 333-158066**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed May 18, 2009**
> **File No. 333-131742**
> **Form 10-K for Year Ended September 30, 2008**
> **Filed December 1, 2008**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 7, 2009**
> **File No. 0-32453**
>
> **Inergy Holdings, L.P.**
> **Form 10-K for Year Ended September 30, 2008**
> **Filed December 1, 2008**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 7, 2009**
> **File No. 0-51304**

Dear Mr. Sherman:

        We have reviewed your letter submitted May 8, 2009 in response to our comment letter dated April 16, 2009 and your amendment and have the following comments. Again, we have limited our reviews of Inergy, L.P.'s registration statements on Form S-3 to those issues we have addressed in our comments. Where indicated, we think you should revise the registration statements in response to those comments. Also, we have reviewed the annual reports on Form 10-K and the quarterly reports on Form 10-Q of Inergy, L.P. and Inergy Holdings, L.P. and have the following comments. You should comply with the comments regarding your annual and quarterly reports in all future filings.   Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Inergy, L.P.

Amendment No. 2 to Form S-3 – File No. 333-131742

1. We note your response to comment one in our letter dated April 16, 2009 and we note that you filed Amendment No. 2 to your registration statement on Form S-3, with the File No. 333-131742, on May 18, 2009. As we stated in the two oral comments we issued to you previously on February 17, 2006 and August 14, 2006 regarding this registration statement, as amended, please revise the offering to a primary offering in which Inergy Holdings, L.P. is acting as an underwriter. See Question 212.15 of the Securities Act Rules section in our Compliance & Disclosure Interpretations (updated April 24, 2009).

Form S-3 – File No. 333-158066

2. We note your response to comment two in our letter dated April 16, 2009. In that response, you state that, upon your board's approval, you intend to merge Farm & Home Retail Oil Company, LLC, a Pennsylvania subsidiary, into Inergy Propane, LLC, a Delaware limited liability company, with Inergy Propane being the sole surviving entity. Therefore, we presume that Farm & Home Retail Oil Company is no longer a co-registrant in this registration statement, so please revise your registration statement to remove Farm & Home Retail Oil Company as a co-registrant.

Form 10-K for the Year Ended September 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 38

3. We note your response to comment five in our letter dated April 16, 2009. In the last sentence of the third paragraph after the heading "Significant Economic Factors for Our Midstream Operations" in your response, you state that you have committed to capital expansion projects at your Thomas Corners natural gas storage development and your Finger Lakes LPG storage expansion. In future filings, please discuss these projects and their development in greater detail.

    Also, we note your response to the last bullet point of this comment in our letter dated April 16, 2009. In that response, you state that you will include your new, proposed disclosure in your annual report on Form 10-K for the year ended September 30, 2009. Further, please confirm for us that you will include any new, proposed disclosure that is applicable to a quarterly report in your quarterly report on Form 10-Q for the period ended June 30, 2009 as well. We note that you have not included the proposed disclosure you discuss in response to the last bullet point of our comment in your quarterly report on Form 10-Q for the period ended March 31, 2009.

Long-Term Incentives Plan, page 69

4. We note your response to comment 13 in our letter dated April 16, 2009. However, it is unclear why you have located the sections entitled "Inergy Long Term Incentive Plan" and "Inergy Holdings Long Term Incentive Plan" after the Summary Compensation Table, which is outside of your Compensation Discussion and Analysis section, and not under the discussion in the section entitled "Long-Term Incentive Plans" beginning on page 69. Please tell us your reasoning or revise in future filings.

Related Party Transactions, page 81

5. We note your response to comment 15 in our letter dated April 16, 2009. Also, please disclose whether the terms in your lease agreement with United Leasing, Inc. were comparable to terms you could have obtained from an unaffiliated third party.

Financial Statements, page 89

6. We note that you have filed various registration statements that incorporate by reference the financial statements in this Form 10-K for the fiscal year ended September 30, 2008 and the subsequent Forms 10-Q. For those registration statements filed after October 1, 2008, your adoption date for FSP FIN 39-1 that is applied retrospectively to your financial statements, we assume you would need to file a Form 8-K or otherwise provide your investors with audited restated financial statements consistent with Item 11(b)(ii) of Form S-3. Please tell us where you have provided these audited restated financial statements, or tell us why you do not believe this disclosure is required.

Note 2. Summary of Significant Accounting Policies, page 97

7. We note your response to comment 21 in our letter dated April 16, 2009. If material, in future filings please expand your proposed disclosure relating to the tanks owned by the Company that reside at customer locations to disclose

separately the cost and carrying amount of property held for leasing and the related amount of accumulated depreciation as of the latest balance sheet presented as per the guidance in paragraph 23.b. of SFAS 13.

Note 3. Acquisitions, page 105

8. In your response to comment 22 in our letter dated April 16, 2009, you indicate that you apply a 20 percent threshold to the significance tests specified by Regulation S-X Rule 1-02(w) as a starting point in determining whether an acquisition is quantitatively material for purposes of assessing materiality under SFAS 141. Please note that the thresholds specified in Regulation S-X, Rules 3-05 and 11 are provided for the purposes of determining whether an acquisition is sufficiently material to require registrants to provide audited historical financial statements of the acquired business and pro forma financial statements giving effect to the acquisition. Since Rules 3-05 and 11 of Regulation S-X require a significant amount of information to be provided to investors concerning the acquired business, the threshold triggering the requirement to provide this information is relatively high. However, the disclosure requirements of SFAS 141 are significantly less than those of Rules 3-05 and 11 of Regulation S-X, and therefore we believe the threshold for providing the SFAS 141 disclosures is correspondingly lower. The threshold for providing the information contemplated by paragraphs 54 and 55 of SFAS 141 would be based on materiality, which in this context would ordinarily be defined as the point at which an investor would consider the impact of these acquisitions on your financial position, results of operations, and liquidity to be important to an investment decision. This point likely would be substantially lower than the 20 percent change the company is using currently as a starting point for its determination of quantitative materiality. In support of this view, we note that the definition of a "significant subsidiary" set forth in Rule 1-02(w) of Regulation S-X uses a 10 percent threshold as the point at which a subsidiary is considered significant. If you continue to believe that your acquisitions were not "material" enough to warrant the disclosures under SFAS 141, please provide us with a more detailed explanation of how you reached this conclusion, including how you considered the aggregate purchase price of your acquisitions as compared to your total assets at September 30, 2007 and how you considered the fiscal 2007 results of the acquired businesses as compared to your own fiscal 2007 results. Alternatively, please confirm to us that you will revise your disclosures in future filings to provide all of the disclosures required by paragraphs 51 through 57 of SFAS 141 and to specifically provide the disclosures required by paragraphs 54 and 55 of SFAS 141.

Note 6. Long-Term Debt, page 109

9. We reviewed your response to comment 26 in our letter dated April 16, 2009 along with your proposed revised disclosure. Please confirm to us that you will also provide the disclosures required by Rule 3-10 (i)(9) & (10) and Rule 4-08 (e)(3) of Regulation S-X, in future filings. If you do not believe that this guidance is applicable to you, please explain this to us in detail.

Note 8. Partners' Capital, page 113
Long Term Incentive Plan, page 115

10. We reviewed your response to comment 27 in our letter dated April 16, 2009 along with your proposed revised disclosure. In future filings, please expand your disclosure to also provide the number of restricted units for (a) those nonvested at the beginning of the year; (b) those nonvested at the end of the year and those (c) granted, (d) vested, or (e) forfeited during the year. Also for each year for which an income statement is provided, please disclose the total fair value of restricted units vested during each period. Refer to paragraph A240(c) of SFAS 123(R).

Form 10-K of Inergy Holdings, L.P. for Fiscal Year Ended September 30, 2008

11. Please comply with the above comments, as applicable.

Financial Statements, page 93

Consolidated Statements of Operations, page 95

12. We note you recognized an $80.6 million gain on issuance of units in Inergy, L.P. during fiscal 2007. Your description in Note 9 says that on April 25, 2007 the Inergy special units that were issued in August 2005 to Inergy Holdings, L.P. were converted into 919,349 common units and upon this conversion, Inergy no longer had a class of equity securities that had distribution rights over any other class of equity interests. You say that as a result, in accordance with Staff Accounting Bulletin No. 51 (SAB No. 51), Holdings recognized the previously deferred gains resulting from issuances of Inergy common units to third parties at a unit price that exceeded the current carrying value of the Company's investment in Inergy common units. Please tell us when the shares related to these gains were issued along with the price per share and the total dollar amount and the nature of the consideration received in connection with each issuance. Please tell us the percentage of Holdings ownership of Inergy both before and after the transactions. Tell us the carrying value of Holdings investment at the transaction dates and how the gains were computed. Provide an analysis of the basis in GAAP for recording a gain of $80.6 million. We note that the Inergy common

units have not been converted but the securities that the common units had a preference in distribution or liquidation rights over have been converted. We also note that there continue to be incentive distribution rights outstanding. Please tell us how you considered these rights in your analysis. Please also tell us how you determined that realization of the previously deferred gains was reasonably assured. Please provide similar information for the SAB No. 51 gain recognized during fiscal 2009.

*　　*　　*　　*　　*　　*

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response, and please amend Inergy, L.P.'s registration statements in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with the amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendments and responses to our comments.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:　　Gillian A. Hobson, Esq.
　　　　Vinson & Elkins L.L.P.
　　　　Via Facsimile